EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated March 10, 2011 relating to the consolidated financial statements of Vermilion Energy Inc. and subsidiaries and the effectiveness of Vermilion Energy Inc.’s and subsidiaries’ internal control over financial reporting appearing in this Annual Report on Form 40-F of Vermilion Energy Inc for the year ended December 31, 2010.

“/s/ Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Calgary, Canada
March 11, 2011